PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Consent of Independent Accountants

We hereby consent to the inclusion in the Provident Energy Trust's Annual Report on Form 40-F for the year ended December 31, 2005 of our reports dated March 3, 2006, on the consolidated balance sheets of Provident Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of operations and accumulated income and cash flows for the years ended December 31, 2005 and December 31, 2004.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
March 30, 2006